UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: January 27, 2023

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Phase 3 CARTITUDE-4 Study of CARVYKTI® Has Met Its Primary Endpoint in the Treatment of Patients with Relapsed and Refractory Multiple Myeloma

On January 27, 2023, Legend Biotech Corporation (“Legend Biotech” or the “Company”) announced that CARTITUDE-4, the Phase 3 study evaluating CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) compared to standard therapy for the treatment of adult patients with relapsed and lenalidomide-refractory multiple myeloma, met its primary endpoint of showing a statistically significant improvement in progression-free survival (PFS) compared to standard therapy at the study’s first pre-specified interim analysis. The study has been unblinded following the recommendation of an independent data monitoring committee.

The Company issued a press release relating to the foregoing, which is attached to this report on Form 6-K as Exhibit 99.1.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and the Company’s Registration Statement on Form S-8 (Registration No. 333-239478).

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI®, such as Legend Biotech’s manufacturing and commercialization expectations for CARVYKTI® and the potential effect of treatment with CARVYKTI®; statements about submissions for CARVYKTI® to, and the progress of such submissions with, the U.S. Food and Drug Administration (FDA) and other regulatory authorities; the anticipated timing of, and ability to progress, clinical trials; the ability to generate, analyze and present data from clinical trials; expected results of clinical trials; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2022. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report on Form 6-K as anticipated, believed, estimated or expected. Any forward-looking statements contained in this report on Form 6-K speak only as of the date of this report on Form 6-K. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit        Title

99.1              Press Release, dated January 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: January 27, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer